Division of Corporation Finance	Via Edgar
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

September 24, 2024

Re:	PFG Fund V, LLC
Offering Statement on Form 1-A
Filed December 27, 2023
File No. 024-11412

Dear Sir or Madam:

This letter is submitted on behalf of PFG Fund V, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated September 19, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11412) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on December 27, 2023. The responses provided are based upon information provided to Geraci Law Firm by the Company. Each line item below corresponds to the comment number in your letter followed by our response:

Amended Offering Statement on Form 1-A

i.	PROSPECTUS SUMMARY.

1.       Comment: We note your response to prior comment 2 that you will only negotiate and finalize the terms of the Notes before they are issued. Please also revise to confirm that any communications to investors prior to the offering of such notes under a qualified offering statement will comply with Rule 255 of Regulation A.

Response: To address your request for revised language to confirm that any communications to investors prior to the offering of such notes under a qualified offering statement will comply with Rule 255 of Regulation A, the following language has been added:

“Any communications to potential investors prior to the offering of the Notes (as defined below) under a qualified Offering Statement will comply with Rule 255 of Regulation A. Such communications will include the required disclosures that no offer to sell the securities will be made until the Offering Statement has been qualified by the SEC and that any solicitation is solely for the purpose of gauging interest. Furthermore, the Company will ensure that these communications do not contain any misleading statements or omit material information, consistent with regulatory requirements.”

ii.	SUMMARY OF NOTES.

2.       Comment: Refer to prior comment 6. Your response appears to contemplate that certain assets may include other revenue-generating investments. Given the broad definition of certain assets it remains unclear how you concluded that allocating income from other assets would not be considered to be a material amendment to the terms of the Notes or represent the issuance of a new security. It also remains unclear why such an income stream could not cause your securities to no longer be considered “eligible securities” as defined in Rule 261(c). Please provide an expanded legal analysis explaining clearly how you reached these conclusions. Cite all legal authority on which you rely.

Re: Response Letter
September 23, 2024

Response: We appreciate your comment and the opportunity to provide further clarification regarding the allocation of income from “Certain Assets” and its potential implications for the terms of the Notes.

The Company maintains that assigning income from its assets to repay Noteholders in the event of an uncured Event of Default does not constitute the issuance of a new security. Rather, it is a method of satisfying an existing debt obligation using the Company’s operational income. As outlined in the Offering Circular, the Promissory Notes represent non-recourse, unsecured debt obligations of the Company, and Noteholders do not have any security interest in the Company’s assets (see “Unsecured Notes” section of the Offering Circular). The repayment structure, including the potential assignment of income streams from certain Company assets, has been clearly disclosed in both the Offering Circular and Promissory Note. This does not alter the fundamental nature of the Notes, ensuring they remain classified as ‘eligible securities’ under Rule 261(c)(6). The principal, interest, and Repayment Date, along with other key terms of the Notes, remain unchanged.

The assignment of income streams from assets such as servicing income, income from loans, or income from real estate originated by the Company (as detailed in the “Events of Default; Assignment of Income Stream; Cure” section of the Offering Circular) is part of the Company’s ordinary business operations and serves only to ensure the satisfaction of the Company’s repayment obligations to Noteholders. This income is derived directly from the Company’s core business activities and remains within its control. It is not being issued as a new financial instrument or profit-sharing arrangement, but rather as a method to fulfill existing debt obligations under the terms of then currently issued Notes. Therefore, this mechanism should not be viewed as an amendment to the Promissory Notes or as the issuance of a new security.

In an abundance of caution, the Company has included additional language in both the Offering Circular and Promissory Notes, further clarifying that the assignment of income to repay debts owed to the Noteholder following the Noteholder declaring the Note (including, without limitation, all accrued interest) due and payable immediately after an uncured Event of Default is not an amendment to the Promissory Note following its issuance. Rather, it is an additional form of collateral that may be used to satisfy the debts owed to the Noteholder. This disclosure ensures that there is no ambiguity as to the terms under which the Noteholders may be repaid, reinforcing that the original terms of the Promissory Note remain unchanged.

Although the Company believes that the SEC’s concerns regarding the assignment of income streams do not apply to the Company’s Offering for the reasons outlined above, the Company is committed to ensuring that the SEC has all necessary information to approve the Company’s Form 1-A/A filing. Accordingly, the Company provides the following expanded legal analysis to address the SEC’s comments. This analysis aims to clarify the Company’s conclusions, specifically explaining why the assignment of income streams for repayment does not equate to a new security issuance or a material amendment of the Notes. Additionally, this analysis reaffirms that the Notes remain “eligible securities” as defined under Rule 261(c)(6), as the assignment of income from Company assets to repay Noteholders following an uncured Event of Default does not affect the fundamental classification or nature of the Notes.

Legal Analysis Regarding Allocation of Income from “Certain Assets”:

The allocation of income from ‘Certain Assets’ does not constitute a material amendment to the terms of the Notes, nor does it represent the issuance of a new security under securities law. This assignment of income does not alter the core terms of the Notes—such as principal, interest, and Repayment Date—and serves as collateral to fulfill the Company’s repayment obligations. Additionally, the income streams derive from stable, pre-existing business operations, ensuring the Notes remain eligible securities under Rule 261(c)(6). Our conclusion is based on the following factors:

Re: Response Letter
September 23, 2024

i.	No Fundamental Change to the Terms of the Notes and the Assignment of Income as a Default Remedy, Not a Modification:

The allocation of income from “Certain Assets” does not constitute a material modification to the terms of the Promissory Notes, nor does it alter the core financial obligations of the Company under the Notes. The key terms—such as the principal, interest, and Repayment Date—remain fully intact, and the rights of the Noteholders are not changed. The assignment of income serves as a collateralization mechanism in the event of an uncured Event of Default, functioning purely as a remedy to enforce repayment obligations.

a.	No Material Modification to Core Terms:

Under Rule 3a12-11 of the Securities Exchange Act of 1934, a material modification occurs when a change significantly alters the fundamental terms of a security, such as the principal amount, interest rate, or Repayment Date. In this case, the allocation of income streams from “Certain Assets” does not impact these core terms. As established in TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976), a modification is considered material only if it alters the “total mix” of information available to a reasonable investor. Here, the assignment of income from “Certain Assets” does not introduce new risks, financial obligations, or changes to the Noteholders’ rights. The Notes’ principal, interest, and Repayment Date remain exactly as outlined in the Offering Circular and Promissory Note, ensuring that the obligations of the Company and the rights of the Noteholders are unchanged.

The assignment of income streams is merely a form of collateralization that secures the Company’s repayment obligations in the event of an uncured Event of Default. This does not affect the underlying legal or financial characteristics of the Notes. Moreover, this enforcement mechanism was fully disclosed in the Offering Circular and Promissory Note under the “Events of Default; Assignment of Income Stream; Cure” and “Default” sections, respectively, ensuring that investors were aware of this possibility at the time of issuance of the Note.

Furthermore, the assignment of income does not result in the issuance of a new security under the Howey test (SEC v. W.J. Howey Co., 328 U.S. 293 (1946)), which requires a financial instrument to involve (1) an investment of money, (2) in a common enterprise, (3) with an expectation of profits derived primarily from the efforts of others. As the assignment of income from “Certain Assets” secures existing debt obligations without creating new financial instruments or profit opportunities, the Howey test criteria are not met here. The original investment terms remain unchanged, and no new common enterprise or profit expectation is introduced. This test is further described and analyzed in Section III below.

b.	The Assignment of Income as a Default Remedy, Not a Modification:

The assignment of income from “Certain Assets” is a standard default remedy used to secure repayment obligations, not a substantive modification of the Notes. Remedies like collateralization or assigning income streams are common tools in financial instruments to protect investors without altering their underlying rights. As the SEC has repeatedly indicated in its guidance, these remedies do not qualify as material modifications unless they introduce new risks or change core financial terms. Here, the principal, interest, and Repayment Date remain unchanged, and the assignment of income is consistent with the remedies disclosed in the Offering Circular and Promissory Note.

Re: Response Letter
September 23, 2024

SEC Guidance:

The SEC’s interpretive guidance has consistently held that remedies tied to default, such as the assignment of income streams or collateralization of assets, are not considered material modifications as long as they do not affect the core obligations under the security. The assignment of income from “Certain Assets” was clearly disclosed in the Offering Circularand Promissory Note, and the Noteholders’ rights under the Notes remain unchanged. According to SEC guidance, modifications only become material if they change the core financial terms or create new risks for the investors.

Legal Precedent:

In TSC Industries, Inc. v. Northway, Inc., the U.S. Supreme Court established that a modification is considered material only if it significantly alters the “total mix” of information available to a reasonable investor. Here, the assignment of income does not introduce any new risks, financial obligations, or changes to the rights of the Noteholders. It simply enforces the Company’s existing obligation to repay Noteholders in the event of default, consistent with the disclosures made in the Offering Circular and Promissory Note.

Conclusion:

The allocation of income from “Certain Assets” to repay Noteholders does not constitute a material modification of the Notes. The principal, interest, and Repayment Date remain unchanged, and the assignment of income is a standard default remedy that was fully disclosed in the Offering Circular and Promisorry Note. This remedy does not alter the Noteholders’ rights or introduce new risks but simply serves as a mechanism to ensure repayment in the event of an uncured Event of Default. Therefore, the Company’s actions do not result in a material amendment or the issuance of a new security under securities law, and the core financial obligations of the Notes remain intact.

ii.	The Notes Remain Eligible Securities under Rule 261(c):

The Notes continue to qualify as eligible securities under Rule 261(c), despite the assignment of income from “Certain Assets” to repay Noteholders following an uncured Event of Default. Rule 261(c)(6) defines eligible securities as debt obligations that are not reliant on speculative or future performance for repayment. This rule exists to ensure that securities relying on existing, predictable income streams are recognized as compliant, and to protect investors from undue risk based on contingent or speculative future income. As the U.S. Supreme Court held in Reves v. Ernst & Young, 494 U.S. 56 (1990), a security’s classification depends on the nature of the income it relies on, with stable, predictable sources qualifying as eligible securities.

In this case, the income streams assigned from “Certain Assets” are derived from stable, ongoing business activities of the Company, such as servicing income from loans or rental income from real estate investments. These income streams represent pre-existing revenue generated by the Company’s core operations, ensuring that the Notes’ repayment is backed by predictable and reliable revenue sources. The Offering Circular has disclosed these assets and income streams, confirming that they are consistent with the Company’s ordinary business activities. As such, the Notes do not depend on speculative or future revenue and remain compliant with the SEC’s definition of “eligible securities.”

Legal Precedent:

The U.S. Supreme Court, in Reves v. Ernst & Young, emphasized that a security’s classification depends on the nature of the income it relies on. To maintain its status as a debt security, the repayment of the instrument must be based on stable and predictable sources of income, not speculative ventures. The Company’s allocation of income from “Certain Assets” aligns with this standard, as these assets generate reliable cash flow and are part of the Company’s ongoing business.

Re: Response Letter
September 23, 2024

Additionally, under Rule 261(c), eligible securities are defined as those whose repayment is not contingent upon speculative future performance. Here, the Company’s assets are well-established and provide consistent income streams that ensure the Notes remain eligible securities. The income streams from servicing fees and real estate operations are integral to the Company’s core business and are not reliant on future business outcomes. Therefore, the Notes do not lose their eligibility under Rule 261(c).

Conclusion:

The assignment of income from “Certain Assets” to repay Noteholders does not impact the classification of the Notes as eligible securities under Rule 261(c). The income streams are derived from pre-existing, stable business operations that ensure predictable repayment, in full compliance with the SEC’s definition of eligible securities. As such, the Notes remain eligible securities under the applicable rules, without introducing speculative or contingent elements.

iii.	No Issuance of a New Security:

The assignment of income from “Certain Assets” to repay Noteholders in the event of an uncured Event of Default does not constitute the issuance of a new security under securities law. Under the Howey test (SEC v. W.J. Howey Co.), a financial instrument is classified as a security if it involves (1) an investment of money, (2) in a common enterprise, (3) with an expectation of profits to be derived primarily from the efforts of others. Additionally, the issuance of a new security requires the creation of a new investment opportunity or financial obligation, typically introducing new rights or changes to the original terms.

In this case, the assignment of income streams from “Certain Assets” is merely a collateralization mechanism that secures repayment of the existing debt obligation, without creating any new financial instrument or introducing a new opportunity for profit. The Company’s obligation to repay the principal, interest, and adhere to the original Repayment Date remains fully intact. The income stream assignment does not alter these key terms; it simply provides an enforcement mechanism in the event of default.

Application of the Howey Test:

●	Investment of Money: The initial investment made by the Noteholders remains unchanged. The assignment of income streams does not represent a new opportunity for investment but simply secures the existing debt obligation.

●	Common Enterprise: The income streams are derived from the Company’s assets, but there is no new common enterprise or partnership created. The Noteholders are not gaining ownership or control over the assigned assets but are instead assured of repayment.

●	Expectation of Profits: The assignment of income from “Certain Assets” does not create any new expectation of profits for the Noteholders. The original terms of the Notes remain in place, and the income stream serves as collateral for debt repayment rather than a new investment opportunity.

Given that no new investment is being offered, no new security is being issued. The assignment of income from “Certain Assets” is not introducing any new rights or obligations for the Noteholders beyond what was initially disclosed in the Offering Circular and Promissory Note. This interpretation is consistent with the SEC’s guidance on the issuance of new securities and is further supported by case law such as Reves v. Ernst & Young, which emphasized that collateralization or securing an existing obligation does not constitute the creation of a new security unless the underlying obligation itself is materially altered.

Re: Response Letter
September 23, 2024

In this case, the collateralization through the assignment of income streams from “Certain Assets” does not alter the existing terms of the Notes. The principal, interest, and Repayment Date remain as originally outlined, and no new common enterprise or opportunity for profit-sharing has been introduced. The Noteholders’ rights and obligations remain exactly as disclosed in the Offering Circular and Promissory Note, and the income streams simply serve as a security measure in the event of an uncured Event of Default.

Conclusion:

The assignment of income from “Certain Assets” to repay Noteholders does not result in the issuance of a new security under the Howey test. The assignment serves solely as a mechanism to secure the Company’s existing debt obligations and does not alter the fundamental terms of the Notes. As such, no new security has been issued, and the original debt obligation remains intact. The collateralization of the Notes by assigning income streams from existing assets does not trigger any changes that would lead to the creation of a new security under securities law.

Final Conclusion:

Based on the analysis provided, the Company concludes that the allocation of income from “Certain Assets” does not materially amend the terms of the Notes, nor does it represent the issuance of a new security. The income stream assignment is consistent with the obligations outlined in the Notes and the disclosures made in the Offering Circular and Promissory Note.

The assignment of income is not a material modification because the core terms of the Notes, including the principal, interest, and Repayment Date, remain unchanged. The income stream is merely a form of collateralization or security to fulfill the Company’s repayment obligations in the event of an uncured Event of Default. This does not alter the fundamental nature of the Notes or affect the Noteholders’ rights.

Furthermore, the Notes remain eligible securities under Rule 261(c)(6), as the assignment of income from “Certain Assets” to repay Noteholders does not introduce speculative or contingent future income. The income streams derive from stable, pre-existing business operations, such as servicing income and real estate revenue, which align with the SEC’s definition of “eligible securities” and are consistent with established case law such as Reves v. Ernst & Young.

The Company remains committed to ensuring full compliance with applicable securities laws and SEC guidance and believes this response fully addresses the SEC’s concerns regarding the treatment of income streams and their impact on the Notes.

Very truly yours,

GERACI LAW FIRM

/s Saher Hamideh

Saher Hamideh
s.hamideh@geracillp.com
(949) 379-2600

Enclosures